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                                       Filed by F&M Bancorp Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                    Subject Company: F&M Bancorp
                                                  Commission File No.: 000-12638
                                                            Date: March 13, 2003

         This filing relates to a proposed merger (the "Merger") between Mercantile Bankshares Corporation ("Mercantile") and F&M Bancorp ("F&M") pursuant to the terms of an Agreement and Plan of Merger dated as of March 13, 2003 by and between Mercantile and F&M.

         The following is a copy of a memo distributed to F&M employees relating to the Merger accompanied by the joint press release issued by Mercantile and F&M on March 13, 2003.

March 13, 2003

Dear Valued Associate:

We want to apprise you of an important announcement that is being released today. As part of its ongoing corporate governance responsibilities, the Board of Directors of F&M Bancorp decided to explore strategic options for the Company. Based on its evaluation of the current direction of the banking industry, the Board of Directors concluded that it was in the best interests of our shareholders to align with a partner. As a result, F&M Bancorp signed an agreement to be acquired by Mercantile Bankshares Corporation. Mercantile is currently Maryland's largest independent banking company and will become the state's second largest in terms of total deposits upon completion of the acquisition.

We recognize that many of you have been through the bank merger and acquisition process before and understand the challenges that lay ahead of us. There is a significant amount of work involved in any successful integration of two large organizations, but we feel especially blessed to have such an outstanding team to pull it off.

Mercantile Bankshares Corporation is a holding company comprised of a family of community banks throughout Maryland, Virginia and Delaware. It is uniquely structured in 20 affiliates and 19 community banks that allow the combination of the resources of a large organization with a community bank customer-focus. Mercantile also brings to our customers greater convenience through the expanded Mercantile network throughout Maryland, Virginia and Delaware and a significantly enhanced array of wealth management products and services.

A transition team has been formed, with representatives from both companies, and will be led by Mr. Ned Kelly (Chairman & CEO of Mercantile) and myself. This team will spend the next several months identifying synergies and focus on retaining the best and most talented associates while maintaining the highest possible standards for customer service. We expect to achieve cost savings by eliminating duplications among regional branches and management positions and streamlining administrative and operational functions. We encourage you to read the attached press release and a list of relevant questions/answers, as well as visit the Mercantile website at www.mercantile.com (click on Investor Relations tab and select Shareholder News) for additional information.

We know that you probably have a number of questions about this merger. Though we may not have the answers to all those questions at this point, we are committed to providing you with information about what's happening and when. A thorough communications program is currently being developed to keep associates informed of activities along the way. To begin the process, we have scheduled a corporate-wide meeting tonight at 6:00 p.m. to be held at the Lynfield Event Complex in Frederick. Driving directions will be forthcoming. Members of the F&M Executive Management Team, as well as Mr. Kelly and Mr. Turner of Mercantile will be on hand to address questions that you may have.

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As we work through this integration process, our number one priority is to stay focused on our customers and you, our associates. We want to thank you for your hard work and dedication in advance as we transition through this important initiative.

Thanks,

Faye E. Cannon

President and Chief Executive Officer
F&M Bancorp

FOR IMMEDIATE RELEASE

      MERCANTILE BANKSHARES CORPORATION AND F&M BANCORP ANNOUNCE DEFINITIVE
                                MERGER AGREEMENT

  $500 million acquisition solidifies Mercantile's position as state's largest independent banking company and elevates market share to #2 statewide
           Enhanced platform creates potential for revenue growth and significant cost savings

BALTIMORE and FREDERICK, MD, March 13, 2003 - Mercantile Bankshares Corporation [Nasdaq: MRBK] and F&M Bancorp [Nasdaq: FMBN] today announced a definitive merger agreement in which Mercantile will acquire F&M in a transaction currently valued at $500 million in stock and cash. F&M Bancorp is a bank holding company for Farmers and Mechanics Bank with 54 offices in Maryland. The transaction, approved by directors of both companies, will enhance Mercantile's already strong statewide presence, increase its existing market share and further penetrate high-growth areas of the state. Already Maryland's largest independent banking company, upon completion of the acquisition, Mercantile will also become the state's second largest in terms of total deposits with $9.90 billion.

Under the terms of the agreement, shareholders of F&M will be entitled to receive $46.00 in cash, 1.2831 shares of Mercantile, or a combination thereof, subject to elections and allocation procedures. Based on Mercantile's recent stock price, the application of these procedures would result in the exchange of approximately 75 percent of the F&M shares for Mercantile common stock. It is anticipated that the transaction will be completed by year-end 2003, pending regulatory approvals and the approval of shareholders of F&M Bancorp, Inc. Two F&M directors will be added to the Mercantile board.

"The acquisition of F&M solidifies our status as Maryland's leading banking institution, enhances our competitive advantage and positions us for stronger future growth," said Edward J. Kelly III, Chairman, President and CEO of Mercantile. "Opportunities such as this one are rare and it should enable us to create real value for our shareholders, customers and the communities in which we operate. We expect this acquisition to be accretive to our earnings in the first full year after closing."

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"This transaction is an excellent one for F&M shareholders and customers," said
Faye E. Cannon, President and CEO of F&M. "In addition, Mercantile and F&M share a long history and a desire to maintain our similar customer-oriented, community-focused cultures. Both of our companies are relationship-driven and highly complementary in commercial and retail banking, mortgage banking, and investment and wealth management. This partnership makes good economic and business sense."

An integration team has been formed with representatives from both companies and will be led by Mr. Kelly and Ms. Cannon. As part of this process, F&M will become a member of Mercantile's existing affiliate network with parts of the business being combined with affiliates that are closest geographically to F&M's customers. The bulk of F&M, however, will be combined with a Mercantile affiliate to create a Frederick-based bank, with assets of approximately $1.6 billion. The company expects to eliminate 35 percent, or approximately $26.5 million, of operating expenses through branch consolidation and elimination of administrative and operational redundancies. Mercantile intends to close a number of branches, but the closures will involve the consolidation of F&M and Mercantile branches that will result in the best franchise overall. F&M customers will have access to high quality, community-based banking, while enjoying the benefits that a larger parent organization can provide.

Given its proven relationship-driven approach to community banking, an important feature of the transaction is its impact throughout the Mercantile affiliate network. By adding F&M to the Mercantile affiliate network, Mercantile benefits not only in Frederick, but also in Howard, Carroll and Montgomery Counties. "I am delighted that we will be able to strengthen our position in these high growth areas of the state. Mercantile's affiliates in Frederick and Carroll Counties will have the number one deposit market share in their communities. Through the addition of F&M, Mercantile will also enter a new market in Washington County," Kelly said.

The transaction, which is expected to close by year-end, is subject to, and requires the approval of, F&M shareholders and banking and other regulators. Sandler O'Neill & Partners, L.P. acted as financial adviser to Mercantile and Venable, Baetjer & Howard LLP acted as its legal counsel. Keefe, Bruyette & Woods, Inc. acted as financial adviser to F&M and Skadden, Arps, Slate, Meagher & Flom LLP acted as its legal counsel.

Mercantile Bankshares Corporation, with assets in excess of $10.7 billion, is a multibank holding company headquartered in Baltimore. It has 16 banking affiliates in Maryland, one banking affiliate in Delaware and three in Virginia.

F&M Bancorp, with assets in excess of $2 billion, is a bank holding company headquartered in Frederick, Md. Its two banking affiliates, Farmers and Mechanics Bank and Home Federal, operate 48 banking offices in Frederick County and six contiguous counties.

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         This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the "Merger") between F&M Bancorp ("F&M") and Mercantile Bankshares Corporation ("Mercantile"), including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) Mercantile's and F&M's plans, objectives, expectations and intentions and other statements contained in this filing that are not historical facts; and (iii) other statements identified by words such as "expects" "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects," or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Mercantile and F&M and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of numerous possible uncertainties.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Mercantile and F&M may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the stockholders of F&M may fail to approve the Merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Mercantile's and F&M's markets could adversely affect operations;
(10) an economic slowdown could adversely affect credit quality and loan originations; and (11) the involvement of the United States and its allies in a possible war in southwest Asia could have unpredictable negative affects on our businesses and the economy. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Mercantile's and F&M's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC's Internet site (http://www.sec.gov).

         Mercantile and F&M caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Mercantile or F&M or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Mercantile and F&M do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         F&M and Faye E. Cannon, F&M's President and Chief Executive Officer, and certain of F&M's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of F&M in favor of the Merger. The other executive officers and directors of F&M who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Cannon and F&M's other executive officers and directors in F&M is set forth in the proxy statement for F&M's 2002 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2002. In addition to those interests (i) Ms. Cannon and David R. Stauffer will receive, at the closing time of the Merger, cash payments in respect of foregone option grants of F&M common stock, (ii) Mercantile will maintain a split-dollar life insurance policy for James L. Hogan, (iii) certain executive officers, including Ms. Cannon, may be entitled to receive lump sum payments of amounts due under certain individual severance agreements or under the FMNB Executive Supplemental Income Plan, (iv) two members of F&M's current board of directors, who have not been named as of the date of this filing, will become directors of Mercantile following the Merger,

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(v) four members of F&M's current board of directors, who have not been named as of the date of this filing, will become directors of a wholly-owned subsidiary bank of Mercantile following the Merger, (vi) a wholly-owned subsidiary bank of Mercantile will form an advisory board which will include all members of F&M's current board of directors, each member will serve for an initial term of four years at a rate of $15,000 per year, (vii) each executive officer will be entitled to receive reimbursement for tax advice and financial planning, subject to a limit of $5,000 per executive and (viii) each of the F&M's directors will receive a lump sum payment of $21,000 under the Unfunded Deferred Compensation Plan for Non-Employee Directors when such director ceases to be a member of F&M's board. If and to the extent that Ms. Cannon and Messrs. Stauffer and Hogan will receive any additional benefits in connection with the Merger that are unknown as of the date of this filing, the details of such benefits will be described in the proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Cannon and Messrs. Stauffer and Hogan and F&M's other executive officers and directors in the Merger by reading the proxy statement/prospectus when it becomes available.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT.

         F&M and Mercantile intend to file with the SEC a proxy statement/prospectus and other relevant materials in connection with the Merger. The proxy statement/prospectus will be mailed to the stockholders of F&M. Investors and security holders of F&M and Parent are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about F&M, Mercantile and the Merger.

         The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by F&M or Mercantile with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by F&M by contacting Kaye Simmons, F&M Bancorp, 110 Thomas Johnson Drive, Frederick, MD 21702, telephone 888-694-4170 or from F&M's website at www.fmbn.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Mercantile by contacting David Borowy, Mercantile Bankshares Corporation, Two Hopkins Plaza, Baltimore, MD 21201, telephone: (410) 237-5900.

         Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Note: A conference call to discuss the transaction will be held on Thursday, March 13, 2003 at 11 a.m. EST. The toll-free dial-in numbers are: 877-715-5317 (Domestic) and 973-582-2751 (International). The replay numbers are:
877-519-4471 (Domestic) and 973-341-3080 (International), access code 3808614.
The replay will be available from one hour after the call's conclusion through March 20, 2003.

A live audio webcast of the call as well as an investor presentation is available online at www.mercantile.com.

For Mercantile Bankshares:
--------------------------
Investor Contact:

David Borowy
410-347-8361
david.borowy@mercantile.net

Media Contact:

Janice Davis

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410-237-5971
janice.davis@mercantile.net

or

Steve Frankel/Carina Thate
The Abernathy MacGregor Group
212-371-5999

For F&M Bancorp:
----------------
Investor/Media Contact:

Kaye Simmons
301-694-4170
ksimm@fmbn.com